Exhibit 99.1

New Gold to Discuss 2018 Fourth Quarter and Year-End Financial Results on Thursday, February 14, 2019

TORONTO, Jan. 15, 2019 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announces that it will release its year-end 2018 financial results before market on Thursday, February 14, 2019. A webcast and conference call to discuss these results will follow on Thursday, February 14 at 8:30 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until March 14, 2019 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 3178625. An archived webcast will also be available until May 14, 2019 at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

View original content:http://www.prnewswire.com/news-releases/new-gold-to-discuss-2018-fourth-quarter-and-year-end-financial-results-on-thursday-february-14-2019-300778074.html

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2019/15/c3482.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Toll free: +1 (888) 315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 08:30e 15-JAN-19